GT SOLAR INTERNATIONAL, INC.
243 Daniel Webster Highway
Merrimack, New Hampshire 03054

July 21, 2008

Via EDGAR Submission and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Jay Mumford
Geoffrey Kruczek

Re:
GT Solar International, Inc. (the "Company")
Registration Statement on Form S-1
 (SEC File No. 333-142383) Originally Filed April 26, 2007

Ladies and Gentlemen:

        The Company hereby requests acceleration of the effective date of the Registration Statement on Form S-1, SEC File No. 333-142383, as amended, to 4:00 p.m., Eastern time, on Wednesday, July 23, 2008, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

  •
  Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

  •
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Elisabeth M. Martin of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-3055, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
GT SOLAR INTERNATIONAL, INC.
By:	/s/ Robert W. Woodbury, Jr.
Name:	Robert W. Woodbury, Jr.
Title:	Chief Financial Officer
cc:
Elisabeth M. Martin

2

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629

UBS Securities LLC
299 Park Avenue
New York, NY 10171-0026

                                                                                                                                     July 21, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Mr. Jay Mumford
Mr. Geoffrey Kruczek

Re:
GT Solar International, Inc.
Registration Statement on Form S-1
Registration File No. 333-142383

Ladies and Gentlemen:

        In accordance with Rule 461 of the Securities Act of 1933, as amended (the "Act"), we hereby join in the request of GT Solar International, Inc. (the "Company") for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. (Washington, D.C. time) on July 23, 2008, or as soon thereafter as practicable.

        Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus issued July 7, 2008 through the date hereof:

No. of Copies
Prospective Underwriters	14,542
Institutions	727
Others	10

Total	15,279

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ SANJEEV CHURASIA
	Name:	Sanjeev Churasia
	Title:	Director
UBS SECURITIES LLC
By:	/s/ DANIEL H. KLAUSNER
	Name:	Daniel H. Klausner
	Title:	Executive Director

By:	/s/ JESSE MORIL
	Name:	Jesse Moril
	Title:	Managing Director